Exhibit 4.1

DESCRIPTION OF SECURITIES OF EDISON INTERNATIONAL
Description of Common Stock
The following is a summary of the material terms of the Edison International common stock, which is based upon, and is qualified in its entirety by reference to, applicable law and Edison International’s Restated Articles of Incorporation, as amended (the "Edison International Articles of Incorporation"). For a complete description of the terms of Edison International’s common stock, refer to the Edison International Articles of Incorporation, which is included as an exhibit to this Annual Report on Form 10-K.
General
The Edison International Articles of Incorporation authorize the issuance of up to 800,000,000 shares of common stock, no par value. Edison International common stock may be issued from time to time upon such terms and for such consideration as may be determined by the Edison International board of directors. Such further issuances, up to the aggregate amounts authorized by the Edison International Articles of Incorporation, will not require approval by Edison International shareholders. Edison International common stock may also be issued from time to time under dividend reinvestment and employee benefit plans.
Dividend Rights
Holders of Edison International common stock, subject to any prior rights or preferences of preferred stock outstanding, have equal rights to receive dividends if and when declared by the Edison International board of directors out of funds legally available therefor.
Voting Rights
Except as otherwise provided by law, holders of Edison International common stock have voting rights on the basis of one vote per share on each matter submitted to a vote at a meeting of shareholders, subject to any class or series voting rights of holders of Edison International preferred stock. Edison International shareholders may not cumulate votes in elections of directors. As a result, the holders of Edison International common stock and (if issued) preferred stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors to be elected if they choose to do so. In such event, the holders of the remaining common stock and preferred stock voting for the election of directors will not be able to elect any persons to the board of directors.
Rights Upon Liquidation
In the event Edison International is liquidated, dissolved or its affairs are wound up, after Edison International pays or makes adequate provision for all of its known debts and liabilities, each holder of common stock will receive distributions pro rata out of assets that Edison International can legally use to pay distributions, subject to the rights of the holders of any of Edison International preferred stock then outstanding.
Other Rights
Holders of Edison International common stock have no preemptive rights to subscribe for additional shares of common stock or any of Edison International’s other securities, nor do holders of Edison International common stock have any redemption or conversion rights.

Listing, Transfer Agent and Registrar
Edison International common stock is listed on the New York Stock Exchange under the symbol “EIX.” The transfer agent and registrar for Edison International common stock is Equiniti Trust Company.

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